UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

04634X 20 2

(CUSIP Number)

ACME, LLC

Attn: Mike Derrick, Chief Financial Officer

505 Howard Street, Suite 201

San Francisco, CA 94105

(415) 805-8507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X 20 2	Schedule 13D	Page 2 of 14 Pages

1.	Names of Reporting Persons SherpaVentures Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,227,774 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,227,774 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,227,774 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.8% of Class A Common Stock (16.9% of Common Stock) (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), Eagle Creek Capital, LLC (“Eagle Creek”), and Scott Stanford (together with ACME Fund II, ACME GP II and Eagle Creek, collectively, the “Reporting Persons”). The Reporting Persons may be deemed to be “group” with other securityholders of the Issuer, as described in Item 5 of this Schedule 13D.
(2)	Consists of securities owned by ACME Fund II. As of the date of this filing, ACME Fund II directly held (i) 1,882,582 shares of Class A Common Stock; (ii) convertible promissory notes in the aggregate principal amount of $5,247,131, which were convertible, within 60 days of the date hereof, into an aggregate of 6,493,974 shares of Class A Common Stock (calculated as of March 6, 2024), subject to the restriction described below (“Convertible Notes”); and (iii) warrants exercisable for an aggregate of 2,212,768 shares of Class A Common Stock within 60 days of the date hereof, subject to the restriction described below (“Warrants”). The share numbers above represent the maximum number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants, by virtue of provisions of the Warrants and Convertible Notes that limit the conversion of the Convertible Notes and the exercise of the Warrants to the extent that, upon giving effect to such conversion or exercise, the aggregate number of shares of common stock beneficially owned by ACME Fund II (together with its affiliates and other attribution parties) would exceed 19.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the conversion or exercise (the “Exercise/Conversion Limitation”). Does not give effect to the application of the Exercise/Conversion Limitation to the extent that the Reporting Persons are deemed to be a “group” with other securityholders of the Issuer, as described in Item 5. Without giving effect to the Exercise/Conversion Limitation, ACME Fund II would beneficially own an aggregate of 10,589,324 shares of Class A Common Stock as of March 11, 2024.
(3)	These percentages are based on a total of 22,706,536 shares of Common Stock (19,003,923 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of February 26, 2024, as represented by the Issuer in the Merger Agreement (as defined herein), adjusted in accordance with rules of the Securities and Exchange Commission (the “SEC”) and taking into account the Exercise/Conversion Limitation.

CUSIP No. 04634X 20 2	Schedule 13D	Page 3 of 14 Pages

1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,227,774 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,227,774 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,227,774 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.8% of Class A Common Stock (16.9% of Common Stock) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons may be deemed to be “group” with other securityholders of the Issuer, as described in Item 5 of this Schedule 13D.
(2)	Consists of securities beneficially owned by ACME Fund II. As of the date of this filing, ACME Fund II directly held (i) 1,882,582 shares of Class A Common Stock; (ii) Convertible Notes in the aggregate principal amount of $5,247,131, which were convertible, within 60 days of the date hereof, into an aggregate of 6,493,974 shares of Class A Common Stock (calculated as of March 6, 2024), subject to the restriction described below; and (iii) Warrants exercisable for an aggregate of 2,212,768 shares of Class A Common Stock within 60 days of the date hereof, subject to the restriction described below. The share numbers above represent the maximum number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants, by virtue of the Exercise/Conversion Limitation. ACME GP II is the general partner of ACME Fund II and may be deemed to have voting and investment authority over the shares held by ACME Fund II. Does not give effect to the application of the Exercise/Conversion Limitation to the extent that the Reporting Persons are deemed to be a “group” with other securityholders of the Issuer, as described in Item 5. Without giving effect to the Exercise/Conversion Limitation, ACME GP II would beneficially own an aggregate of 10,589,324 shares of Class A Common Stock as of March 11, 2024.
(3)	These percentages are based on a total of 22,706,536 shares of Common Stock (19,003,923 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of February 26, 2024, as represented by the Issuer in the Merger Agreement (as defined herein), adjusted in accordance with rules of the SEC and taking into account the Exercise/Conversion Limitation.

CUSIP No. 04634X 20 2	Schedule 13D	Page 4 of 14 Pages

1.	Names of Reporting Persons Eagle Creek Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,536 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,536 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,536 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2% of Class A Common Stock (0.1% of Common Stock) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons may be deemed to be “group” with other securityholders of the Issuer, as described in Item 5 of this Schedule 13D.
(2)	These shares are held by Eagle Creek. Mr. Stanford is the sole manager of Eagle Creek and may be deemed to have voting and investment authority over the shares held by Eagle Creek.
(3)	These percentages are based on a total of 22,706,536 shares of Common Stock (19,003,923 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of February 26, 2024, as represented by the Issuer in the Merger Agreement (as defined herein).

CUSIP No. 04634X 20 2	Schedule 13D	Page 5 of 14 Pages

1.	Names of Reporting Persons Scott Stanford
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,261,310 shares of Class A Common Stock (2)
	8.	Shared Voting Power 6,378 shares of Class A Common Stock (3)
	9.	Sole Dispositive Power 4,261,310 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 6,378 shares of Class A Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,267,688 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.99% of Class A Common Stock (17.0% of Common Stock) (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons may be deemed to be “group” with other securityholders of the Issuer, as described in Item 5 of this Schedule 13D.
(2)	Consists of (i) 33,536 shares held by Eagle Creek and (ii) 4,227,774 shares beneficially owned by ACME Fund II. As of the date of this filing, ACME Fund II directly held (i) 1,882,582 shares of Class A Common Stock; (ii) Convertible Notes in the aggregate principal amount of $5,247,131, which were convertible, within 60 days of the date hereof, into an aggregate of 6,493,974 shares of Class A Common Stock (calculated as of March 6, 2024), subject to the restriction described below; and (iii) Warrants exercisable for an aggregate of 2,212,768 shares of Class A Common Stock within 60 days of the date hereof, subject to the restriction described below. The share numbers above represent the maximum number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants, by virtue of Exercise/Conversion Limitation. Mr. Stanford is the sole manager of ACME GP II and Eagle Creek and may be deemed to have voting and investment authority over the shares held by ACME Fund II and Eagle Creek. Does not give effect to the application of the Exercise/Conversion Limitation to the extent that the Reporting Persons are deemed to be a “group” with other securityholders of the Issuer, as described in Item 5. Without giving effect to the Exercise/Conversion Limitation, Mr. Stanford would beneficially own an aggregate of 10,629,238 shares of Class A Common Stock as of March 11, 2024.
(3)	Consists of 6,378 shares held by ACME, LLC, which shares were previously received by Mr. Stanford upon the vesting of equity awards Mr. Stanford received for service on the Issuer’s Board of Directors. Pursuant to an arrangement with ACME, LLC, such shares were previously held by Mr. Stanford for the benefit of ACME, LLC.
(4)	These percentages are based on a total of 22,706,536 shares of Common Stock (19,003,923 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of February 26, 2024, as represented by the Issuer in the Merger Agreement (as defined herein), adjusted in accordance with rules of the SEC and taking into account the Exercise/Conversion Limitation.

Explanatory Note: This Amendment No. 4 (“Amendment No. 4”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2021, and amended on October 23, 2023, November 9, 2023 and November 27, 2023 (as amended, the “Original Schedule 13D”) filed on behalf of SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), Eagle Creek Capital, LLC (“Eagle Creek”) and Scott Stanford (together with ACME Fund II, ACME GP II and Eagle Creek, collectively, the “Reporting Persons”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Astra Space, Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment No. 4.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

Merger Agreement

On March 7, 2024, the Issuer, Apogee Parent Inc., a Delaware corporation (“Parent”), and Apogee Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Company”). Parent and Merger Sub were formed by the Issuer’s founders, Chris Kemp, the Issuer’s chief executive officer, chairman and a director, and Adam London, the Issuer’s chief technology officer and a director (collectively, including their respective affiliates, the “Specified Stockholders”). Mr. Kemp and Dr. London are the sole holders of all outstanding shares of Class B common stock, par value $0.0001, of the Issuer (each, a “Class B Share”). The Class B Shares constitute approximately 66% of the total voting power of the Issuer.

At the effective time of the Merger (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement, each Common Share that is issued and outstanding immediately prior to the Effective Time (other than Rollover Shares (as defined below)) will be automatically canceled and converted into the right to receive an amount in cash equal to $0.50, without interest (the “Merger Consideration”). Immediately prior to the Effective Time, all of the Class B Shares held by the Specified Stockholders will be converted into an equal number of Class A Shares, and the resulting Class A shares, together with all of the other Class A Shares held by the Specified Stockholders and certain other holders of Class A shares, will be acquired by Parent pursuant to rollover agreements (such shares, the “Rollover Shares”) and shall further be cancelled and cease to exist (the “Rollover”); provided that the Rollover will be permitted only if no Class B are shares issued and outstanding.

The Merger is expected to be consummated in the second quarter of 2024. The obligation of the parties to consummate the Merger is subject to various conditions, including but not limited to the adoption of the Merger Agreement and the approval of the Merger and related transactions by holders of a majority in voting power of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon, voting as a single class, and 66⅔% of the outstanding shares of Class B Common Stock, voting as a separate class. Following the execution of the Merger Agreement, the Mr. Kemp and Dr. London executed and delivered to the Issuer a written consent adopting the Merger Agreement and approving the Merger, and Parent, in its capacity as the sole stockholder of Merger Sub, executed and delivered to the Issuer a written consent approving the Merger Agreement and the Merger, thereby providing all required stockholder approvals for the Merger. No further action by holders of Class A Common Stock, including the Reporting Persons, is required to complete the Merger.

The Merger Agreement contains certain termination rights for the Issuer and Parent, including but not limited to the right of either party to terminate the Merger Agreement if the Merger is not consummated on or before September 6, 2024 (the “Initial Outside Date”), provided that Parent shall have the right to extend the Initial Outside Date by one week for each $1.5 million of cash that Parent or Merger Sub provide, or cause to be provided, to the Issuer (on such terms and conditions as the parties may agree upon in good faith) prior to the termination of the Merger Agreement.

Equity Commitment

Concurrently with the Merger Agreement, pursuant to a series of equity commitment letters, dated March 7, 2024 with Parent and Merger Sub (collectively, the “Equity Commitment Letters”), Mr. Kemp, Dr. London, ACME Fund II, Eagle Creek, and certain other investors (collectively, the “Equity Commitment Parties”) have severally agreed to provide equity financing to Parent in the amounts specified in their Equity Commitment Letters, for a total aggregate value of approximately $28.8 million, on the terms and subject to the conditions contained in the Equity Commitment Letters. Pursuant to the Equity Commitment Letters, ACME Fund II and Eagle Creek have irrevocably committed to make a capital contribution to Parent , at or substantially concurrently with the closing of the Merger, in accordance with the terms and subject to the conditions set forth in the Equity Commitment Letter, in the amounts of $941,291 and $7,547, respectively. The Commitment Parties’ commitments may be satisfied, in each of their sole discretion, by (i) a cash contribution to Parent, (ii) a contribution to Parent of Class A Shares held by such Equity Commitment Party, or (iii) a combination of the foregoing. For purposes of determining the value of an Equity Commitment Party’s contribution pursuant to the foregoing clauses (ii) and (iii), each Class A Share contributed by an Equity Commitment Party will be ascribed a value equal to the Merger Consideration. Each of ACME Fund II and Eagle Creek presently intend to fulfill their respective equity commitments through the contribution of their respective holdings of Class A Shares to Parent.

Treatment of Convertible Notes and Warrants

In connection with the Merger Agreement, on March 7, 2024, the holders of all outstanding Convertible Notes, including ACME Fund II, entered into a noteholder conversion agreement with Parent and Merger Sub, pursuant to which the holders of the Convertible Notes agreed, subject to the terms and conditions thereof, that the Convertible Notes will, immediately after the Merger becomes effective, be converted into shares of Series A preferred stock, par value $0.0001 per share, of Parent (the “Parent Series A Preferred Stock”). The total number of shares of Parent Series A Preferred Stock issuable to each Noteholder with respect to each Convertible Note of such Noteholder shall be calculated by dividing (a) the sum of (i) the principal amount of such Convertible Note (which shall include the aggregate amount of PIK Interest (as defined in the Form of Senior Secured Convertible Note due 2025) capitalized thereto prior to the date on which the Conversion occurs pursuant to the terms of such Convertible Note, to but excluding, the date on which the Conversion occurs) by (b) $0.404; provided, however, that if such number of shares of Parent Series A Preferred Stock issuable upon the conversion of such Convertible Note is not a whole number, then such number of shares of Parent Series A Preferred Stock shall be rounded up to the nearest whole number. As of March 7, 2024, ACME Fund II held $5,247,131 stated principal amount (including accrued PIK interest) of Convertible Notes.

Also in connection with the Merger Agreement, on March 7, 2024, the holders of the Warrants, including ACME Fund II, entered into a warrant exchange agreement with Parent and Merger Sub, pursuant to which the holders of the Warrants agreed, subject to the terms and conditions thereof, the outstanding Warrants will, immediately after the Merger becomes effective, be exchanged for warrants to purchase shares of Parent Series A Preferred Stock, after which each of the existing Warrants will be terminated. Specifically, ACME Fund II will receive a new warrant in substantially the form attached as Exhibit A to the Warrant Exchange Agreement, to purchase 4,425,536 shares of Parent Series A Preferred Stock, at an initial exercise price of $0.404 per share of Parent Series A Preferred Stock, which will be immediately exercisable.

Treatment of Outstanding Issuer RSU Awards

Pursuant to the Merger Agreement, at the Effective Time, each outstanding restricted stock unit with respect to Class A Shares granted under the Issuer Incentive Plan (an “Issuer RSU Award”) held by any director of the Issuer who is not an employee of the Issuer, including Mr. Stanford (a “Director RSU Award”), will be accelerated in full. Pursuant to an arrangement with ACME, LLC, the investment adviser to ACME Fund II, Mr. Stanford holds the Director RSU Award for the benefit of ACME, LLC. Mr. Stanford currently intends to contribute the Class A Shares he receives upon acceleration of the vesting of the Director RSU Award to Parent in exchange for equity in Parent pursuant to a rollover agreement.

Interim Investors’ Agreement

Also in connection with the Merger, each of Parent, Merger Sub, Mr. Kemp, Dr. London, and ACME Fund II, LP, JMCM Holdings LLC (“JMCM”), MH Orbit LLC (“MH Orbit”), JW 16 LLC (“JW 16” and, together with ACME Fund II, JMCM and MH Orbit, the “Key Investors”), and certain other parties (together with the Specified Stockholders and the Key Investors, the “Investors”) entered into an interim investors’ agreement, dated as of March 7, 2024 (the “Interim Investors’ Agreement”). The Interim Investors’ Agreement governs the relationship of the parties thereto pending the closing of the Merger, including in respect of the Merger Agreement, the Equity Commitment Letters signed by the Investors, the Warrant Exchange Agreement, and the Noteholder Conversion Agreement and the transactions contemplated thereby. Among other things, the Interim Investors’ Agreement (i) affords Parent the right to enforce the obligation of each Investor to fund its equity commitment under their respective Equity Commitment Letter, (ii) prohibits each Investor, without Investor Consent (as defined in the Interim Investors’ Agreement), and subject to limited exceptions, from selling, disposing, or otherwise transferring, directly or indirectly, any equity securities or debt securities of the Issuer prior to the closing of the Merger, (iii) requires Key Investor Consent (as defined in the Interim Investors’ Agreement) for Parent and Merger Sub to take certain actions, including any agreement by Parent, Merger Sub or any Investor to amend, modify, provide any consent under, or waive any provision of the Merger Agreement, an Equity Commitment Letter, the Warrant Exchange Agreement, or the Noteholder Conversion Agreement, any agreement by Parent or Merger Sub to terminate an Equity Commitment Letter, the Warrant Exchange Agreement, or the Noteholder Conversion Agreement, or the entrance by Parent into a rollover agreement, and (iv) requires Parent to terminate the Merger Agreement pursuant to Section 7.01(b)(i) thereof unless Parent receives Key Investor Consent.

Limited Waiver and Consent to Senior Secured Convertible Notes

On March 7, 2024, the Issuer, each of the subsidiaries of the Issuer (together with the Issuer, the “Note Parties”), JMCM, ACME Fund II, Mr. Kemp, through the Chris Kemp Living Trust dated February 10, 2021 (the “Kemp Trust”), Dr. London, MH Orbit, and RBH Ventures Astra SPV, LLC (“RBH,” and collectively with JMCM, Acme Fund II, the Kemp Trust, Dr. London, and MH Orbit, the “Initial Investors”), and Astera Institute (“Astera,” and together with the Initial Investors, the “Consenting Investors”) entered into a Limited Waiver and Consent to Senior Secured Convertible Notes and Common Stock Purchase Warrant and Reaffirmation of Transaction Documents (the “Limited Waiver and Consent”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, the Consenting Investors (1) consented to (i) the execution of the Merger Agreement and (ii) the consummation of the Merger in accordance with the terms of the Merger Agreement; (2) agreed that the filing with the SEC by one or more of the Consenting Investors together with one or more other persons indicating that a “group” (within the meaning of Section 13(d)(3) of the Act) has been formed which is the direct or indirect “beneficial owner” of shares of more than 50% of the Issuer’s then-outstanding common equity in connection with the Merger will not trigger a fundamental change or fundamental transaction under the Convertible Notes or the Warrants; and (3) agreed to (i) designate a specified bank account of Astra Space Operations LLC as an Excluded Account (as defined in that certain Security Agreement dated as of August 4, 2023, as amended, among the Notes Parties and the Collateral Agent of the holders of the Convertible Notes party thereto) that will serve as a segregated account for purposes of the Merger, and (ii) permit the Issuer to fund and maintain in such account, funds in an aggregate amount of up to $3.5 million (subject to adjustment by the special committee of the Issuer’s board of directors (the “Special Committee”) in accordance with the terms of the Merger Agreement) to be used exclusively for the purposes set forth therein (the “Permitted Purposes”) as the Special Committee may direct the Issuer. The Permitted Purposes include, among other things, payroll expenses, employee health and benefit expenses, rent and utilities, liability insurance, and bankruptcy work in each case as specifically as described in the Limited Consent. The Merger Agreement further limits when the Special Committee may use such funds for bankruptcy work. The Limited Waiver and Consent is connected to the Initial Financing (as defined in the original Schedule 13D) and subsequent financings.

The foregoing description of each of the Merger Agreement, Equity Commitment Letters, Warrant Exchange Agreement, Noteholder Conversion Agreement, Interim Investors’ Agreement, and Limited Waiver and Consent does not purport to be complete and is qualified in its entirety by reference to the text of each such agreement, a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

By virtue of the agreements and arrangements discussed herein, the Reporting Persons may be deemed to be members of a “group,” as such term is defined in Section 13(d)(3) of the Act and Rule 13d-5 thereunder, with the Investors and the Consenting Investors. However, the Reporting Persons expressly disclaim beneficial ownership of the securities of the Issuer held or beneficially owned by the Investors and the Consenting Investors, and neither the filing of this statement on Schedule 13D, as amended, nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to various conditions, including: (i) adoption of the Merger Agreement by holders of (a) a majority of the outstanding Class A Shares and Class B Shares entitled to vote thereon, voting as a single class, and 66⅔% of the outstanding Class B Shares, voting as a separate class; (ii) the absence of any judgment or law prohibiting the consummation of the Merger; (iii) the mailing of a written information statement (the “Information Statement”) of the type contemplated by Rule 14c-2 of the Exchange Act and the passage of 20 days thereafter; (iv) the accuracy of the representations and warranties of the parties in the Merger Agreement (subject to customary materiality qualifiers); and (v) each party’s performance in all material respects of its covenants and obligations contained in the Merger Agreement. Following the execution of the Merger Agreement, the Specified Stockholders executed and delivered to the Issuer a written consent adopting the Merger Agreement and approving the Merger (the “Stockholder Consent”), and Parent, in its capacity as the sole stockholder of Merger Sub, executed and delivered to the Issuer a written consent approving the Merger Agreement and the Merger, thereby providing all required stockholder approvals for the Merger.

Delisting of Shares of Common Stock

If the Merger is consummated, the Class A Shares will cease to be quoted on the Nasdaq Capital Market and will be eligible for deregistration under the Exchange Act.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Issuer, Parent or their respective subsidiaries or affiliates or any party who has entered Equity Commitment Letters or agreed to provide interim debt financing. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party for the purposes of allocating contractual risk between the parties. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Issuer. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Information Statement to be filed by the Issuer in connection with the Merger, the transaction statement on Schedule 13E-3 to be filed by the Issuer, Parent and certain other persons in connection with the Merger, the Issuer’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K and other documents that the parties will file with the SEC. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent or any of their respective subsidiaries, affiliates or businesses. The information disclosed in this Item 4, including the foregoing description of the Merger Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit E and incorporated herein by reference in its entirety.

Other than as described in Item 4 above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b)       The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

By virtue of the agreements and arrangements discussed herein, the Reporting Persons may be deemed to be members of a “group,” as such term is defined in Section 13(d)(3) of the Act and Rule 13d-5 thereunder, with the following beneficial owners of Class A Common Stock:

(i)	Adam London, who may be deemed to beneficially own 1,942,610 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation (defined below) as applied to the group. This amount includes (i) 1,896,237 shares of Class B Common Stock and (ii) 36,153 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days, and excludes an aggregate of approximately 1,469,959 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;
(ii)	Chris Kemp and the Kemp Trust. Mr. Kemp may be deemed to beneficially own 1,932,101 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group. This amount includes (i) 1,806,376 shares of Class B Common Stock and (ii) 72,753 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days, and excludes an aggregate of approximately 2,753,347 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;
(iii)	RBH, who may be deemed to beneficially own 15,093 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group. This amount excludes an aggregate of approximately 245,240 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;
(iv)	Astera, who may be deemed to beneficially own no shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group. This amount excludes an aggregate of approximately 8,353,962 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;
(v)	Ulrich Gall, who may be deemed to beneficially own 2,667 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group. This amount excludes an aggregate of approximately 612,685 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;
(vi)	ERAS Capital LLC, who may be deemed to beneficially own 1 share of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group. This amount excludes an aggregate of approximately 1,670,791 shares of Class A Common Stock underlying Convertible Notes and Company Warrants; and
(vii)	Alexander Morcos, Baldo Fodera, JMCM and MH Orbit, who may be deemed to beneficially own, in the aggregate, 199,399 shares of Class A Common Stock by virtue of the Beneficial Ownership Limitation as applied to the group. This excludes an aggregate of approximately 24,362,237 shares of Class A Common Stock underlying Convertible Notes and Warrants.

Each of the Convertible Notes and Warrants held by foregoing beneficial owners (the “Astra Group”) are subject to a beneficial ownership limitation that provides that the Issuer may not issue shares to any Astra Group member upon conversion of any portion of the Convertible Notes, or upon exercise of any portion of the Warrants, to the extent that immediately after giving effect to such issuance, such Astra Group member, together with any affiliates and any persons acting as a “group,” as such term is used for purposes of Section 13(d) of the Act, with such Astra Group member, would beneficially own in excess of 19.99% of the total number of shares of Class A Common Stock outstanding (the “Beneficial Ownership Limitation”).

Collectively, the “group” may be deemed to beneficially own an aggregate of 5,995,925 shares of Class A Common Stock, representing approximately 26.3% of the shares of Class A Common Stock outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and subject to the Beneficial Ownership Limitation as applied to the group. As a member of a “group” with an aggregate beneficial ownership of Class A Common Stock that exceeds 19.99%, ACME Fund II, LP may be restricted by the Exercise/Conversion Limitation from exercising any of its Warrants and converting its Convertible Notes.

The Reporting Persons expressly disclaim beneficial ownership of the securities of the Issuer beneficially owned by the other “group” members, and neither the filing of this statement on Schedule 13D, as amended, nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The beneficial ownership percentages are based on a total of 22,706,536 shares of Common Stock (19,003,923 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of February 26, 2024, as represented by the Issuer in the Merger Agreement, adjusted in accordance with rules of the SEC and taking into account the Exercise/Conversion Limitation.

(c)	On February 9, 2024, pursuant to an arrangement with ACME, LLC, Mr. Stanford transferred, for no consideration, 6,378 shares of Class A Common Stock to ACME, LLC, which shares he previously held for the benefit of ACME, LLC. Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock since the date of the filing of Amendment No. 3 to the Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Information responsive to this Item 5 with respect to the Listed Persons is included in Schedule I hereto and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6:

The information in Item 4 is incorporated herein by reference.

On January 31, 2024, the Issuer and its subsidiaries entered into an Amendment to Senior Secured Convertible Notes (the “First Amendment to Convertible Notes”) with each of the holders of the approximately $23.8 million of then outstanding Convertible Notes. Pursuant to the First Amendment to Convertible Notes, the parties agreed that no Amortization Payment (as defined in the Convertible Note) would be due on February 1, 2024 and the first Amortization Payment would instead be due and payable on May 1, 2024, in an amount equal to 22.22% of the then outstanding aggregate Stated Principal Amount of the Convertible Notes, which amount comprises both the deferred Amortization Payment originally due on February 1, 2024, plus the Amortization Payment originally due May 1, 2024. Each such payment was originally in an amount equal to 11.11% of the Stated Principal Amount of the Convertible Notes.

On February 26, 2024, the Issuer entered into that Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes (the “Second Amendment to Convertible Notes” and, together, with the First Amendment to Convertible Notes, the “Convertible Notes Amendments”) which amendment amended (i) that certain Securities Purchase Agreement dated as of August 4, 2023 (as amended, inter alia, by the Reaffirmation Agreement and Omnibus Amendment Agreement dated as of November 6, 2023, the Limited Waiver and Consent and Omnibus Amendment No. 2 Agreement dated as of November 17, 2023, the Omnibus Amendment No. 3 Agreement dated as of November 21, 2023, the Amendment to Securities Purchase Agreement dated as of January 19, 2024, and the First Amendment to Convertible Notes) (as so amended, the “Purchase Agreement”); and (ii) the Convertible Notes. The Second Amendment, among other things, (i) extended the date by which any Subsequent Closing (as defined in the Purchase Agreement) may occur under the Purchase Agreement without the consent of the existing holders thereunder, (ii) increased the maximum amount of the aggregate Stated Principal Amount (as defined in the Purchase Agreement) of the Convertible Notes issuable pursuant to the Purchase Agreement, and (ii) updated the Buyers Schedule thereto to include subsequent purchasers of the Convertible Notes.

The foregoing summary of the Convertible Notes Amendments does not purport to be complete and is qualified in its entirety by reference to the copy of the Form of 12% Senior Secured Convertible Note, as amended by the Convertible Note Amendments, filed herewith and incorporated by reference as Exhibit B.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 7:

E.	Agreement and Plan of Merger, dated as of March 7, 2024, by and among Astra Space, Inc., Apogee Parent Inc. and Apogee Merger Sub Inc.*

F.	Form of 12% Senior Secured Convertible Note due 2025 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39426), filed on March 1, 2024)

G.	Equity Commitment Letter, dated March 7, 2024, from SherpaVentures Fund II, LP to Apogee Parent Inc.

H.	Equity Commitment Letter, dated March 7, 2024, from Eagle Creek, LLC to Apogee Parent Inc.

I.	Warrant Exchange Agreement, dated as of March 7, 2024, by and among Apogee Parent Inc., Apogee Merger Sub Inc., and each of the holders listed on Schedule 1 thereto.*

J.	Noteholder Conversion Agreement, dated as of March 7, 2024, by and among Apogee Parent Inc., Apogee Merger Sub Inc., and each of the Noteholders listed on Schedule 1 attached thereto.

K.	Interim Investors’ Agreement, dated as of March 7, 2024, by and among Apogee Parent Inc., Apogee Merger Sub Inc., Chris C. Kemp, Adam London, MH Orbit LLC, JMCM Holdings LLC, JW 16 LLC, SherpaVentures Fund II, LP, and the other parties appearing on the signature pages thereto.*

L.	Limited Waiver and Consent.*

* Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Reporting Persons hereby undertake to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024

SherpaVentures Fund II, LP

By: SherpaVentures Fund II GP, LLC
Its: General Partner

By:	/s/ Scott Stanford
Scott Stanford, Manager

SherpaVentures Fund II GP, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

Eagle Creek Capital, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

/s/ Scott Stanford
Scott Stanford

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I

Manager of SherpaVentures Fund II GP, LLC and Eagle Creek Capital, LLC

Scott Stanford

c/o ACME, LLC

505 Howard Street, Suite 201

San Francisco, CA 94105

Principal Occupation: venture capital investment business

Citizenship: United States of America